Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

The Vita Coco Company, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

92846Q107

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92846Q107	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons Michael Kirban
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,524,320
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,524,320
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,524,320
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.2%
12	Type of Reporting Person IN

CUSIP No. 92846Q107	Schedule 13G	Page 2 of 4

ITEM 1.	(a) Name of Issuer:

The Vita Coco Company, Inc. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices:

250 Park Avenue South, Seventh Floor, New York, NY 10003

ITEM 2.	(a) Name of Person Filing:

This statement is filed on behalf of Michael Kirban (the “Reporting Person”).

(b) Address or Principal Business Office:

The business address of the Reporting Person is c/o The Vita Coco Company, Inc., 250 Park Avenue South, Seventh Floor, New York, NY 10003.

(c) Citizenship of each Reporting Person is:

Michael Kirban is a citizen of the United States of America.

(d) Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”).

(e) CUSIP Number:

92846Q107

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,524,320(1)

(b)	Percent of class: 6.2%(2)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,524,320

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 3,524,320

(iv) Shared power to dispose or to direct the disposition of: 0

CUSIP No. 92846Q107	Schedule 13G	Page 3 of 4

(1)

Consists of (i) 61,307 shares of Common Stock held of record by the Reporting Person directly, (ii) 641,103 shares of Common Stock that the Reporting Person has the right to acquire upon the exercise of stock options on or prior to March 1, 2023, (iii) 2,026,229 shares of Common Stock held of record by the Michael Kirban 2010 Trust, of which the Reporting Person serves as trustee and has sole voting and dispositive power, and (iv) 795,681 shares of Common Stock held of record by the Michael Kirban Revocable Trust, of which the Reporting Person serves as trustee and has sole voting and dispositive power.

(2)

Based on 55,924,292 shares of Common Stock outstanding on November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the U.S. Securities and Exchange Commission on November 10, 2022.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 92846Q107	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

Michael Kirban

/s/ Michael Kirban